CERTIFICATE of QUALIFIED PERSON

I, Zsuzsanna Magyarosi, P.Geo., do hereby certify that:

1.	I am currently employed as Senior Geologist for the geological consulting firm of Caracle Creek International Consulting Inc. Canada (CCIC).

Caracle Creek International Consulting
25 Frood Road
Sudbury, Ontario, Canada, P3C 4Y9
Telephone: 705-671-1801
Email: zmagyarosi@caraclecreek.com

2.

I am a graduate of Brock University, St. Catharines, Ontario, Canada and received a B.Sc. degree in Geology in 1996. I am also a graduate of Carleton University, Ottawa, Ontario, Canada and received a M.Sc. degree in 1998 and a Ph.D. degree in 2002.

3.	I am a member of the Association of Professional Geoscientists of Ontario (Member #2031).

4.	I have worked on exploration projects worldwide including: Canada (Ontario, British Columbia, Yukon, Quebec and Newfoundland), Finland and have worked on gold, Ni- Cu-PGE and VMS deposits since 1996.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of Sections 5, 6, 7, 8, 9, 10, 11, 12, 15 and jointly responsible for Sections 25 and 26 of the technical report titled “Nieves Project, Form 43- 101F1 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico” dated October 31, 2012 (the "Technical Report").

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9.	I am independent of Quaterra Resources Inc., applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.